UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 16, 2016

Horizon Bancorp
(Exact Name of Registrant as Specified in Its Charter)

Indiana	000-10792	35-1562417
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

515 Franklin Square, Michigan City, Indiana		46360
(Address of Principal Executive Offices)		(Zip Code)

(219) 879-0211
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01  Other Events
As previously reported, on March 10, 2016, Horizon Bancorp (“Horizon”) entered into a definitive merger agreement (the “Merger Agreement”) providing for Horizon’s acquisition of LaPorte Bancorp, Inc., an Indiana corporation (“LaPorte”), through a statutory merger. Pursuant to the Merger Agreement, LaPorte will merge with and into Horizon, with Horizon surviving the merger (the “Merger”), and The LaPorte Savings Bank, an Indiana state chartered savings bank and LaPorte’s wholly-owned bank subsidiary, will merge with and into the wholly-owned bank subsidiary of Horizon, Horizon Bank, N.A. (“Horizon Bank”), with Horizon Bank as the surviving bank.
On June 16, 2016, Horizon and LaPorte issued a joint press release announcing receipt of regulatory approvals from the Office of the Comptroller of the Currency and Federal Reserve Board necessary for the consummation of the Merger and announcing the election deadline for LaPorte’s stockholders to elect the type of merger consideration that they will receive (subject to allocation and proration procedures as described in the Merger Agreement). A copy of that press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The consummation of the Merger remains subject to various conditions, including receipt of the requisite approval of the stockholders of LaPorte upon presentation of the matter for a vote at a special meeting of LaPorte’s stockholders to be held on July 11, 2016.
Additional Information
In connection with the proposed merger, on May 18, 2016, Horizon filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of LaPorte Bancorp and a prospectus of Horizon, as well as other relevant documents concerning the proposed transaction. The Form S-4 has been declared effective and \the definitive proxy statement/prospectus has been mailed to stockholders of LaPorte Bancorp on or about June 8, 2016. Stockholders and investors are urged to read the Registration Statement and the proxy statement/prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.

A free copy of the proxy statement/prospectus, as well as any other documents either Horizon or LaPorte Bancorp has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, you may obtain copies of these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings” and from LaPorte Bancorp at www.laportesavingsbank.com under the tab “About Us – Investor Relations”. Alternatively, these documents can be obtained free of charge from Horizon upon written request to Horizon Bancorp, Attn: Dona Lucker, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360 or by calling (219) 874-9272, or from LaPorte Bancorp upon written request to LaPorte Bancorp, Inc., Attn: Michele Thompson, 710 Indiana Avenue, LaPorte, Indiana 46350 or by calling (219) 362-7511.  The information available through Horizon’s website and LaPorte Bancorp’s website is not and shall not be deemed part of this press release or incorporated by reference into other filings either Horizon or LaPorte Bancorp makes with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Horizon and LaPorte Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of LaPorte Bancorp in connection with the proposed merger. Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 29, 2016 and in the proxy statement for Horizon’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2016. Information about the directors and executive officers of LaPorte Bancorp is set forth in LaPorte Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on March 24, 2016. Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements
This Current Report may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of Horizon and LaPorte Bancorp. For these statements, Horizon and LaPorte Bancorp claim the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this press release should be considered in conjunction with the other information available about Horizon and LaPorte Bancorp, including the information in the filings each makes with the Securities and Exchange Commission. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Horizon and LaPorte Bancorp have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.
Although Horizon’s and LaPorte Bancorp’s management believe that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include risk factors relating to the banking industry and the other factors detailed from time to time in Horizon’s and LaPorte Bancorp’s respective Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission.  Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Horizon and LaPorte Bancorp do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.
Item 9.01  Financial Statements and Exhibits
(d) Exhibits
Exhibit No.	Description
99.1	Press Release issued June 16, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Date: June 16, 2016	HORIZON BANCORP

	By:	/s/ Craig M. Dwight
Craig M. Dwight,
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description	Location
99.1	Press Release issued June 16, 2016	Attached